EXHIBIT 20.1


                                                  Contacts:
                                                  Alfred R. Camner
                                                  Chief Executive Officer

           NEWS RELEASE

                                                  James A. Dougherty
                BANKUNITED                        Chief Operating Officer

           Nasdaq National Market:  BKUNA         Samuel Milne
                                                  Chief Financial Officer

                                                  PHONE (305) 569-2000
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             BankUnited Financial Corporation * 255 Alhambra Circle
                         * Coral Gables, Florida 33134
               BANKUNITED, FSB * PRIVATE AND RELATIONSHIP BANKING
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FOR IMMEDIATE RELEASE
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September 5, 1997


                BANKUNITED FINANCIAL CORPORATION TO REDEEM STOCK
                 ALL OUTSTANDING SHARES OF BKUNN PREFERRED STOCK


CORAL GABLES, FLA. -- Alfred R. Camner, Chairman of the Board and Chief Executive Officer of Coral Gables, Fla.-based BankUnited Financial Corporation, the holding company of BankUnited, FSB, announced today that the Company is calling for redemption on October 10, 1997 all of its outstanding shares of 8% Noncumulative Convertible Preferred Stock, Series 1996 at $15.00 per share. The stock is listed on the NASDAQ National Market System under the symbol "BKUNN."

As an alternative to redemption, stockholders have the right to convert one shares of 8% Noncumulative Convertible Preferred Stock to 1.67 shares of BankUnited Series I Class A Common Stock, $.01 par value. On September 4, 1997, the closing price per share price of the Common Stock was $12-7/16 ($12.4375). Based on that price, stockholders choosing to convert their shares of Series 1996 Preferred Stock would receive $20.77 worth of Common Stock for each share of Preferred Stock, a greater aggregate value than the $15 redemption amount.

"The Company is taking this action to help streamline its capital structure, and we also anticipate that the conversion and/or redemption of this class of stock will result in an annual savings of $1.1 million in after-tax preferred dividends." said Camner.

After 5:00 p.m. on October 10, 1997, holders of Series 1996 Preferred Stock will not be able to convert their shares and will only have the right to receive the redemption price, without interest, upon surrender of their shares. Dividends for Series 1996 Preferred Stock will cease on September 30, 1997.

BankUnited FSB, the second largest savings institution headquartered in Florida and the principal subsidiary of BankUnited Financial Corporation, is a federal savings bank with assets of $1.8 billion and 15 banking offices throughout Dade, Broward and Palm Beach counties.

BankUnited Financial Corporation trades on the Nasdaq National Market. Its common stock trades under the symbol BKUNA, and its preferred stocks trade under the symbols, BKUNP, BKUNO, BKUNN and BKUNZ.

                                      * * *

CONTACT:      SAMUEL MILNE, CFO, BANKUNITED (305) 569-2000
              Distributed by:   Boardroom Communications, Inc., (954) 321-6334
              Contact:          Linda Greck or Julie Silver,